UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


               Compania Boliviana de Energia Electrica S.A. --
                      Bolivian Power Company Limited

                              (Name of Issuer)

                                Common Stock
                         (Title of Class Securities)

                                 204425 10 2
                                (CUSIP Number)

                          Dennis W. Alexander, Esq.,
                           9405 Arrowpoint Boulevard
                     Charlotte, North Carolina 28273-8110
                               (704) 525-3800
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                              December 19, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box -.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 SCHEDULE 13D
CUSIP No. 204425102
          ---------

                       PAGE   1    OF    2    PAGES
                           -------    -------


1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Liberty Power/Cogentrix Bolivia, Inc.
       62-1581822
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                     (b) /x/
3      SEC USE ONLY
4      SOURCE OF FUNDS*     N/A
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          / /
       PURSUANT TO ITEMS 2(d) or 2(e)
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

     NUMBER OF    7      SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY  8      SHARED VOTING POWER
      OWNED BY                -0-
       EACH       9      SOLE DISPOSITIVE POWER
     REPORTING                -0-
      PERSON      10     SHARED DISPOSITIVE POWER
      WITH                    -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0-
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                   / /
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.00%
14     TYPE OF REPORTING PERSON*
            CO


                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


                                 SCHEDULE 13D
CUSIP NO. 204425102
          ---------

                           PAGE   2    OF    2    PAGES
                               -------    -------


1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Cogentrix Energy, Inc.
       56-1853081
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) /x/
3      SEC USE ONLY
4      SOURCE OF FUNDS*     N/A
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           / /
       PURSUANT TO ITEMS 2(d) or 2(e)
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       North Carolina

     NUMBER OF    7      SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY  8      SHARED VOTING POWER
      OWNED BY                -0-
       EACH       9      SOLE DISPOSITIVE POWER
     REPORTING                -0-
      PERSON      10     SHARED DISPOSITIVE POWER
       WITH                   -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0-
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                    / /
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.00%
14     TYPE OF REPORTING PERSON*
            CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


     The Schedule 13D filed November 4, 1994, relating to the Common Stock (the "Common Stock") of Compania Boliviana de Energia Electrica, S.A. - Bolivian Power Company Limited, a Nova Scotia, Canada corporation, filed on behalf of Liberty Power/Cogentrix Bolivia, Inc., a Delaware corporation (the "Stockholder"), is hereby amended by this Amendment No. 2 as follows:

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended as follows:

     (e) On December 19, 1996, all shares of Common Stock previously tendered in accordance with the Stockholders Agreement were purchased pursuant to such tender offer at the tender offer price of $43.00 per share, net to the seller in cash.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 23, 1996


                                        COGENTRIX ENERGY, INC.
                                        LIBERTY POWER/COGENTRIX
                                          BOLIVIA, INC.


                                          /s/Dennis W. Alexander
                                        -----------------------------------
                                             Dennis W. Alexander
                                             Group Senior Vice President,
                                             General Counsel and Secretary*



______________________________
* Acting on behalf of each of
  Cogentrix Energy, Inc. and
  Liberty Power/Cogentrix
    Bolivia, Inc.